August 11, 2015

VIA COURIER AND EDGAR

Re:	PJT Partners Inc.

Registration Statement on Form 10

File No. 001-36869

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of PJT Partners Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 to the above-referenced Registration Statement, marked to show changes from Amendment No. 2 as filed on June 23, 2015. The Registration Statement has been revised to reflect updates for the quarter ended June 30, 2015 and certain other changes.

SECURITIES AND EXCHANGE COMMISSION	2

Please note that effective August 7, 2015, I have replaced Laurence Tosi as Chief Financial Officer of Blackstone Group Management L.L.C. Please do not hesitate to contact me at 212-583-5541 or at chae@blackstone.com with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Michael S. Chae
Michael S. Chae
Chief Financial Officer

cc:	Securities and Exchange Commission

Kevin Vaughn

Svitlana Sweat

Michael Killoy, Esq.

cc:	The Blackstone Group L.P.

John G. Finley, Esq.

cc:	Simpson Thacher & Bartlett LLP

Joshua Ford Bonnie, Esq.